UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                              AMENDMENT #3

               Under the Securities Exchange Act of 1934


                         Trycera Financial, Inc.
                            (Name of Issuer)


                      Common Stock, par value $.001
                      (Title of Class of Securities)


                               89845Q 10 4
                             (CUSIP Number)


                             Bryan W. Kenyon
                        8365 E. Scarborough Court
                            Orange, CA 92867
                             (714) 814-0710
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                             October 2, 2009
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or
240.13d 1(g), check the following box. [   ]

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CUSIP No. 89845Q 10 4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bryan W. Kenyon

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _____
     (b) _____

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power        16,715,080
     8.   Shared Voting Power          90,000(1)
     9.   Sole Dispositive Power   16,715,080
     10.  Shared Dispositive Power     90,000(1)
          (1) These shares are held in trusts for Mr. Kenyon's children. He and his wife, Carolyn, are trustees.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,715,080 shares

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     38.5% Based on 43,429,302 shares of common stock, par value $.001, outstanding

14.  Type of Reporting Person (See Instructions)

     IN

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Item 1.  Security and Issuer

     Common Stock, par value $.001
     Trycera Financial, Inc., a Nevada corporation
     1656 Reunion Avenue
     Suite 250
     South Jordan, UT   84095

Item 2.  Identity and Background

     (a)  Bryan W. Kenyon
     (b)  8365 E. Scarborough Court
          Orange, CA 92867
     (c) Director, Treasurer, COO and CFO of Trycera Financial, Inc. 1656 Reunion Avenue
          Suite 250
          South Jordan, UT   84095
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Kenyon was issued 600,000 shares of common stock as a bonus for becoming an officer in May of 2004, of which he gifted 100,000 shares. He purchased 80 shares for a purchase price of $60 in a private offering by the Issuer using his personal funds in September 2004. As an annual bonus for services performed, Mr. Kenyon received 25,000 shares at the end of 2005. Effective June 7, 2007, Mr. Kenyon received 100,000 shares for accepting the position of COO in addition to CFO. Mr. Kenyon resigned as an officer and director on October 2, 2008. Mr. Kenyon received 16,000,000 shares for entering into a new employment agreement for services as Chief Financial Officer and Chief Operations Officer on October 1, 2009.

Item 4.  Purpose of Transaction

     The shares of common stock were acquired as an investment in the Issuer by Mr. Kenyon. The Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;

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     (f)  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a)  16,715,080 shares             38.5%
     (b)  Sole Voting Power             16,715,080 shares
          Shared Voting Power               90,000 shares(1)
          Sole Dispositive Power        16,715,080 shares
          Shared Dispositive Power          90,000 shares(1)
          (1) These shares are held in trusts for Mr. Kenyon's children. He and his wife, Carolyn, are trustees.
     (c) Mr. Kenyon received 16,000,000 shares for entering into a new employment agreement for services as Chief Financial Officer and Chief Operations Officer dated October 1, 2009.
     (d) Mr. Kenyon's wife, Carolyn, is also trustee of their childrens' trusts.
     (e)  Not Applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of   the Issuer

      Mr. Kenyon entered into an Employment Agreement dated October 1, 2009, with the Issuer. The agreement provides that Mr. Kenyon provide services as Chief Operations Officer and Chief Financial Officer.
Mr. Kenyon received 16,000,000 shares as a signing bonus. He is also eligible to receive performance bonuses and participate in the Stock Option/Stock Issuance Plan as may be determined by the Compensation Committee and/or the Board of Directors of the Issuer.

Item 7.  Material to Be Filed as Exhibits

     Employment Agreement dated October 1, 2009.

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                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 30, 2009

/s/ Bryan W. Kenyon
Bryan W. Kenyon

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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